Exhibit 99.102(m)(2)(d)

SCHEDULE I

TO THE DISTRIBUTION AND SERVICE PLAN

CLASS R SHARES (Formerly Class G Shares)

DATED DECEMBER 11, 1998

OF THE VICTORY PORTFOLIOS

This Plan shall be adopted with respect to Class R Shares of the following Funds of The Victory Portfolios:

		Rate*

1.	Balanced Fund	0.50%
2.	Diversified Stock Fund	0.50%
3.	Dividend Growth Fund	0.50%
4.	Established Value Fund	0.50%
5.	Fund for Income	0.25%
6.	Small Company Opportunity Fund	0.50%
7.	Special Value Fund	0.50%

Amended as of October 24, 2012

•                                          Expressed as a percentage of the average daily net assets of each Fund attributed to its Class R Shares.

THE VICTORY PORTFOLIOS

By:	/s/ Christopher K. Dyer
Christopher K. Dyer
Secretary

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael D. Policarpo, II
Michael D. Policarpo, II
Senior Managing Director